SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
[Rule 13d-101]

(Amendment No. 1)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 240.13d-2(a)

Parkway Properties, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

70159q104
(CUSIP Number)

Ronald Cami Vice President TPG Global, LLC 301 Commerce Street, Suite 3300 Fort Worth, TX 76102 (817) 871-4000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 27, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box. 

Note.            Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d -7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 6 Pages)

______________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 70159Q104	13D	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS TPG Group Holdings (SBS) Advisors, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,300,000 (See Items 3, 4 and 5)*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,300,000 (See Items 3, 4 and 5)*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15.5% (See Items 3, 4 and 5)**
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)** ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 15.5% (See Items 5)**
14	TYPE OF REPORTING PERSON (see instructions)* CO
*
Includes 4,300,000 shares of Common Stock of the Issuer but excludes 13,484,444 shares of Common Stock of the Issuer issuable upon the conversion of the newly authorized Series E Preferred Stock of the Issuer (as defined below). Shares of the Series E Preferred Stock are convertible into Common Stock, subject to certain adjustments and subject to the approval of the Issuer’s stockholders.  See Item 2 and Item 4.

**
The calculation is based on 27,728,862 shares of Common Stock of the Issuer (as defined below) outstanding as of June 13, 2012 as reported in the Issuer’s definitive proxy statement on Schedule 14A filed with the Securities and Exchange Commission (the “Commission”) on June 19, 2012.

CUSIP No. 70159Q104	13D	Page 3 of 6 Pages

1	NAMES OF REPORTING PERSONS David Bonderman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,300,000 (See Items 3, 4 and 5)*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,300,000 (See Items 3, 4 and 5)*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15.5% (See Items 3, 4 and 5)**
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)** ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 15.5% (See Items 5)**
14	TYPE OF REPORTING PERSON (see instructions)* IN
*
Includes 4,300,000 shares of the Common Stock of the Issuer but excludes 13,484,444 shares of Common Stock of the Issuer issuable upon the conversion of the newly authorized Series E Preferred Stock. Shares of the Series E Preferred Stock are convertible into Common Stock, subject to certain adjustments and subject to the approval of the Issuer’s stockholders.  See Item 2 Item 4.

**
The calculation is based on 27,728,862 shares of Common Stock of the Issuer outstanding as of June 13, 2012 as reported in the Issuer’s definitive proxy statement on Schedule 14A filed with the Commission on June 19, 2012.

CUSIP No. 70159Q104	13D	Page 4 of 6 Pages

1	NAMES OF REPORTING PERSONS James G. Coulter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,300,000 (See Items 3, 4 and 5)*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,300,000 (See Items 3, 4 and 5)*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15.5%(See Items 3, 4 and 5)**
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)** ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 15.5%(See Items 5)**
14	TYPE OF REPORTING PERSON (see instructions)* IN
*
Includes 4,300,000 shares of the Common Stock of the Issuer but excludes 13,484,444 shares of Common Stock of the Issuer issuable upon the conversion of the newly authorized Series E Preferred Stock. Shares of the Series E Preferred Stock are convertible into Common Stock, subject to certain adjustments and subject to the approval of the Issuer’s stockholders.  See Item 2 and Item 4.

**
The calculation is based on 27,728,862 shares of Common Stock of the Issuer outstanding as of June 13, 2012 as reported in the Issuer’s definitive proxy statement on Schedule 14A filed with the Commission on June 19, 2012.

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed on June 15, 2012 (the “Original Schedule 13D” and, as supplemented and amended by this Amendment, the “Schedule 13D”) by TPG Group Holdings (SBS) Advisors, Inc. and Messrs. David Bonderman and James G. Coulter with respect to the Common Stock of the Issuer.  Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 2.  Identity and Background

This Amendment amends and restates the third paragraph of Item 2 of the Original Schedule 13D in its entirety as set forth below:

“Group Holdings is the sole member of TPG Holdings II-A, LLC, a Delaware limited liability company, which is the general partner of TPG Holdings, II, L.P., a Delaware limited partnership, which is the general partner of TPG Holdings II Sub, L.P., a Delaware limited partnership, which is the sole member of TPG Capital Advisors, LLC, a Delaware limited liability company, which is the sole member of TPG VI Management, LLC, a Delaware limited liability company and an affiliate of TPG Pantera (“TPG Management”), which directly holds 6,666 shares of the Series E Preferred Stock (the "TPG Management Shares") received as partial payment of the Monitoring Fee (as defined below) pursuant to the Management Services Agreement (as defined below).  Because of the relationship between Group Advisors and TPG Management, Group Advisors may be deemed to beneficially own the TPG Management Shares.”

Item 3.  Source and Amount of Funds or Other Consideration

This Amendment amends and restates Item 3 of the Original Schedule 13D by inserting the following after the first paragraph thereof:

“On June 27, 2012, pursuant to the Management Services Agreement, TPG Management received 6,666 shares of Series E Preferred Stock as partial payment of the Monitoring Fee.”

This Amendment amends and restates the second paragraph of the Original Schedule 13D in its entirety as set forth below:

“References to and descriptions of the Securities Purchase Agreement and the Management Services Agreement set forth above in this Item 3 do not purport to be complete and are qualified in their entirety by reference to the full text of the Securities Purchase Agreement and Management Services Agreement which is attached as Exhibit 2 and Exhibit 5, respectively, and incorporated herein by this reference.”

Item 5.  Interest in Securities of the Issuer

This Amendment amends and restates the second and third paragraphs of Item 5 of the Original Schedule 13D in their entirety as set forth below:

“(a)–(b) The following disclosure assumes that there are a total of 27,728,862 shares of Common Stock outstanding as of June 13, 2012 as reported in the Issuer’s definitive proxy statement on Schedule 14A filed with the Commission on June 19, 2012.  Upon authorization by the stockholders of the Issuer, 13,484,444 shares of Series E Preferred Stock would be convertible, on a one-for-one basis (subject to the adjustments described in Item 4 above) and, assuming 27,728,862 shares of Common Stock of the Issuer are then outstanding, 41,213,306 shares of Common Stock of the Issuer would be outstanding.

Pursuant to Rule 13d-3 of the Act, the Reporting Persons may be deemed to beneficially own 4,300,000 shares of Common Stock of the Issuer, which constitutes approximately 15.5% of the outstanding Common Stock of the Issuer excluding convertibility of the Series E Preferred Stock.  If the Series E Preferred Stock were convertible, the Reporting Persons may be deemed to beneficially own 17,784,444 shares of Common Stock of the Issuer, which constitutes approximately 43.2% of the Common Stock of the Issuer.”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 2, 2012

TPG Group Holdings (SBS) Advisors, Inc.

By: /s/ Ronald Cami
Name: Ronald Cami Title: Vice President

David Bonderman

By: /s/ Ronald Cami
Name: Ronald Cami on behalf of David Bonderman (1)

James G. Coulter

By: /s/ Ronald Cami
Name: Ronald Cami on behalf of James G. Coulter (2)

(1)
Ronald Cami is signing on behalf of Mr. Bonderman pursuant to an authorization and designation letter dated July 1, 2010, which was previously filed with the Commission as an exhibit to a Form 13D filed by Mr. Bonderman on July 26, 2010 (SEC File No. 005-43571).

(2)
Ronald Cami is signing on behalf of Mr. Coulter pursuant to an authorization and designation letter dated July 1, 2010, which was previously filed with the Commission as an exhibit to a Form 13D filed by Mr. Coulter on July 26, 2010 (SEC File No. 005-43571).